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SECURITIE

12013776

SEC

ANNUAL AUDITED REPORT Processing Section
FORM X-17A-5
PART III   FEB 28 2012

SEC FILE NUMBER
8-45389

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 _____ AND ENDING 12/31/2011 _____

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad   (212) 262-5800

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's, P.C.

(Name – *if individual, state last, first, middle name*)

57 West 38th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Flakstad _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Carnegie, Inc. _____ , as

of December 31 _____ , 20 11 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

2/23/12

MARIA D. YURASITS
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01YU6184144
My Commission Expires 3-31-2012

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011



RegenBenzMacKenzie
CERTIFIED PUBLIC ACCOUNTANTS

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011



RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the Company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 21, 2012

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets
Cash (Note 3)	$ 5,533,948
Commissions Receivable (Note 4)	195,650
Other Receivables	1,639
Prepaid Income Taxes (Note 9)	711
Prepaid Expenses	144,527
Total Current Assets	5,876,475

Fixed Assets
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $2,106,648	359,807

Other Assets
Deferred Income Tax Benefit (Note 9)	633,675
Deposits	3,970
Total Other Assets	637,645

TOTAL ASSETS	$ 6,873,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
Accounts Payable and Accrued Expenses	$ 852,817
Income Taxes Payable (Note 9)	77,018
Rent Abatement	16,600
Total Current Liabilities	946,435

Stockholder's Equity
Capital Stock (Note 8)	1
Paid-in Capital	1,999,999
Retained Earnings	3,927,492
Total Stockholder's Equity	5,927,492

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,873,927

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Commission Income	$ 9,897,809
Fee Income	1,537,526
Interest Income	18,988
Foreign Exchange Loss	(69,729)
Total Revenue	11,384,594
Expenses	
Settlement Costs	3,858,107
Salaries	3,369,159
Office Rent and Utilities	378,889
Commercial Rent Tax	13,192
Payroll Taxes	162,330
Employee Benefits (Note 6)	625,188
Insurance	74,786
Research	95,237
Depreciation	123,300
Repairs and Maintenance	30,371
Office Expenses	84,416
Telephone and Communication	987,840
Machine Rental and Maintenance	73,316
Professional and Legal Fees	198,457
Travel and Entertainment	777,229
Regulatory Fees	27,167
Dues and Subscriptions	36,482
Charitable Contributions	1,200
Miscellaneous	3,735
Payroll Service Charges	3,431
Seminars	2,367
Total Expenses	10,926,199
Income Before Income Taxes	458,395
Provision for Income Taxes (Note 9)	(317,563)
Net Income for the Year Ended December 31, 2011	$ 140,832

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2011	$ 1	$ 1,999,999	$ 3,786,660	$ 5,786,660
Net Income	-	-	140,832	140,832
Dividend	-	-	-	-
Balances, December 31, 2011	$ 1	$ 1,999,999	$ 3,927,492	$ 5,927,492

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities

Net Income	$	140,832
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization		123,300
Decrease in Commissions Receivable		295,363
Decrease in Other Receivables		5,944
Decrease in Prepaid Income Taxes		59,721
Decrease in Corporate Tax Refund Receivable		835,090
Increase in Prepaid Expenses		(24,817)
Decrease in Deferred Income Tax Benefit		90,143
Decrease in Accounts Payable and Accrued Expenses		(2,410,541)
Increase in Income Taxes Payable		77,018
Decrease in Rent Abatement		(4,150)
Net Cash Used In Operating Activities		(812,097)

Cash Flows From Investing Activities

Purchase of Fixed Assets		(22,312)
Net Cash Used In Investing Activities		(22,312)
Net Decrease in Cash		(834,409)
Cash and Cash Equivalents January 1, 2011		6,368,357
Cash and Cash Equivalents December 31, 2011	$	5,533,948

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$	6,233

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Carnegie Holding AB, is in turn owned as follows:

Altor Fund III (a Swedish private equity firm)	43.92 %
Bure Equity AB (a Swedish listed investment company)	23.65 %
CIBVESTCO I + II (employees of Carnegie Investment Bank AB)	22.52 %
Investment AB Oresund (Swedish listed investment company)	9.90 %

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation:
Amounts recorded in foreign currency are translated into United States dollars as follows:
(a)   Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b)   Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c)   Revenues and expenses, at the rate of exchange at the trade date.

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated absences:
Compensated absences for sick pay and personal time have not been accrued since they are not allowed to be carried over. estimated.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $5,457,606 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount that arise in the normal course of business. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest. There were no accounts over 90 days past due.
Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectibility of specific accounts. At December 31, 2011, commissions receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

NOTE 4 - COMMISSIONS RECEIVABLE (CONTINUED)

The amount of $195,650 represents the amount due from related companies net of settlement costs as follows:

Carnegie Investment Bank AB	$	107,628
Carnegie Bank A/S		13,694
Carnegie Investment Bank AB Finland Branch		12,782
Carnegie ASA		61,546
	$	195,650

NOTE 5 - FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation:

Furniture and Equipment	$	1,674,125
Leasehold Improvements		792,330
		2,466,455
Less: Accumulated Depreciation		2,106,648
Total	$	359,807

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self directed by the participant.

For the year ended December 31, 2011, contributions to the plan charged to operations were $314,093 and are included in employee benefits.

Additionally, Carnegie pays for the cost of all of its employees health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2012	$	283,202
2013		288,867
2014		294,644
2015		300,536
Total minimum future rentals	$	1,167,249

NOTE 8 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2011, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

NOTE 9 - INCOME TAXES

For calendar year 2011 Carnegie charged $317,563 in taxes against income as follows:

Federal	$	187,365
State		54,337
Local		64,299
Adjustment For Prior Years Taxes		11,562
	$	317,563

The major components of income tax expense for the year ended December 31, 2011 are:

Current Income Tax Expense	$	206,810
Adjustments in Respect of Income Tax of Previous Years		11,562
Deferred Income Tax		99,191
Income Tax Expense Reported on Financial Statements	$	317,563

Deferred income tax at December 31, 2011 relates to the following:

Accelerated Depreciation for Books Purpose	$	123,626
Rent Expense Abatement		5,644
State/Local Net Operating Losses		504,405
Deferred Income Tax Reported on Financial Statements	$	633,675

NOTE 9 - INCOME TAXES (CONTINUED)

The following temporary differences gave rise to the deferred tax: reduction to rent expense attributable to rent abatement is not taxable since it was not received; and, the excess of book depreciation over tax depreciation.

Prepaid income tax represents an overpayment of local income tax that will be applied to the 2012 tax liability. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

The Company incurred Net Operating Losses in years 2009 and 2010, the Net Operating Losses were carried back and applied against calendar years 2007 and 2008 federal income only. New York State and City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are the New York State and City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
New York State	1,576,387	2009	2029
	2,242,843	2010	2030
New York City	1,566,508	2009	2029
	2,234,239	2010	2030

The federal, state and local income tax returns of the Company for 2008 thrugh 2011 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 10 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Income (Loss)	Currency Gain (Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	4,292,019	(89,680)	(27,989)	1,757,364
Carnegie Bank A/S	1,564,496	(2,287)	(11,615)	574,611
Carnegie Investment Bank AB Finland Branch	1,242,287	(4,411)	(9,119)	480,089
Carnegie ASA	2,840,288	71,150	(21,873)	1,046,043

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, none of the financial instruments are held for trading purposes.

Concentration of Credit Risk:
The credit risk for commisions receivable is concentrated because 100% of the balances due are from four related parties (see note 4). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

NOTE 12 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 21, 2012, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 13 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2011, Carnegie had net capital of $4,586,988 which was $4,336,988 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2011

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital .... $ 5,927,492

Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	524
Commissions Receivable	195,650
Prepaid Income Taxes	711
Prepaid Expenses	144,527
Furniture, Equipment and Leasehold Improvements	359,807
Other Assets	639,285
Total Deductions and/or Charges	1,340,504

Net Capital before Haircuts on Securities Positions (Tentative Net Capital) 4,586,988

Haircuts on Investment Securities .... -

Net Capital .... $ 4,586,988

Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$	852,817
Income Taxes Payable		77,018
Rent Abatement		16,600
Total Aggregate Indebtedness	$	946,435

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT
2 percent of aggregate debit items (or $250,000, if greater) as shown in
Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the
date of net capital computation .... $ 250,000

Capital Requirement of Broker, Dealer Electing Alternative Method 250,000

Total Net Capital Requirement .... $ 250,000

Excess Net Capital .... $ 4,336,988

Net Capital in excess of the greater of: 5 percent of aggregate debit items or
120% of minimum net capital requiremen .... $ 4,286,988

See accountants' audit report.

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report $ 4,586,988

Net Capital per above $ 4,586,988

See accountants' audit report.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

See accountants' audit report.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.) $ 0

A. Number of items   0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ 0

A. Number of items   0

See accountants' audit report.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2011

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REPORT

ON INTERNAL CONTROL

AS OF DECEMBER 31, 2011



RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (the Company a wholly owned subsidiary of Carnegie Investment Bank AB) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 21, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED-UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2011



RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Carnegie Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

February 21, 2012

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2011 TO DECEMBER 31, 2011

SIPC-7T - General Assessment:	$	28,461
Less amounts paid to SIPC:		
July 27, 2011		17,064
February 17, 2012		11,397
Total Payments:	$	28,461

See accountants' report on supplementary information.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CARNEGIE INC

20 W 55TH STREET, FL 10

NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 28,461

B. Less payment made with SIPC-6 filed (exclude interest)   (17,064)
July 27, 2011
_____
Date Paid

C. Less prior overpayment applied   (_____)

D. Assessment balance due or (overpayment)   11,397

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,397

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,397

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARNEGIE INC.
_____
(Name of Corporation, Partnership or other organization)

J. Marshall
(Authorized Signature)

Dated the _17_ day of _FEB_ , 20 _12_ .

_C.F.O._
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1 , 20 11
and ending DECEMBER 31 , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,384,594

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   0

2d. SIPC Net Operating Revenues $ 11,384,594

2e. General Assessment @ .0025 $ 28,461

(to page 1 but not less than $150 minimum)

2